

July 6, 2015

Via E-mail
Renee D. Gala
Senior Vice President and Chief Financial Officer
Theravance Biopharma, Inc.
901 Gateway Boulevard
South San Francisco, California 94080

>   **Re: Theravance Biopharma, Inc.**
>   **Registration Statement on Form S-3**
>   **Filed June 26, 2015**
>   **File No. 333-205275**

Dear Ms. Gala:

We have limited our review of your registration statement to the issue we have addressed in our comment.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to our comment, we may have additional comments.

General

1. We note that you have incorporated by reference all other reports filed pursuant to Section 13(a) or 15(d) of the Exchange Act since the end of the fiscal year covered by your annual report for the fiscal year ended December 31, 2014. Please note that under Item 12(a)(2) of Form S-3 you must incorporate by reference the specific reports that have been filed pursuant to Section 13(a) and 15(d) of the Exchange since the end of the fiscal year covered by your annual report. Accordingly, please amend your registration statement to specifically incorporate by reference your Form 10-Q filed on May 13, 2015, your Form 8-Ks filed on February 2, 2015, March 9, 2015 and April 24, 2015 and your amended Form 8-K filed on April 24, 2015.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in

Renee D. Gala
Theravance Biopharma, Inc.
July 6, 2015
Page 2

possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comment, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Johnny Gharib at (202) 551-3170 or me at (202) 551-3715 with any questions.

Sincerely,

/s/ *Bryan J. Pitko* <u>for</u>

Jeffrey P. Riedler
Assistant Director

cc: <u>Via E-mail</u>
David T. Young, Esq.
Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP